

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2018

William H. Spence
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

      Re: **PPL Corporation**
               PPL Electric Utilities Corporation
               LG&E and KU Energy LLC
               Louisville Gas and Electric Company
               Kentucky Utilities Company
               Form 10-K for Fiscal Year Ended December 31, 2017
               Filed February 22, 2018
               File Nos. 1-11459, 1-905, 333-173665, 1-2893, 1-3464

Dear Mr. Spence:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ William H. Thompson

                             William H. Thompson
                             Accounting Branch Chief
                             Office of Consumer Products